FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September 2010.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
October 28, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14257

28 October 2010

Sir,

Sub : Un-audited Financial Results for the period ended 30 September 2010.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 30 September 2010, which has been taken on record by the Board of Directors in their meeting, held on 28 October 2010.

Thanking you,

Yours faithfully, For Tata Communications Limited

Rishabh Aditya
Dy. Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE

QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2010

(Rs. in lakhs)
	Particulars	Stand alone
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and Other Services	82,379	75,923	166,780	160,212	321,804

2	Expenditure

	a. Network Costs	36,908	35,242	74,021	73,153	141,504
	b. Operating and Other Expenses	12,878	13,667	26,652	28,703	63,812
	c. Salaries and Related Costs	11,366	9,495	22,985	19,002	41,844
	d. Depreciation and Amortisation	14,770	13,031	29,102	25,370	57,473

	Total Expenditure (2a to 2d)	75,922	71,435	152,760	146,228	304,633

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	6,457	4,488	14,020	13,984	17,171

4	Other Income (net)	1,394	3,376	4,113	4,111	12,575

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	7,851	7,864	18,333	18,095	29,746

6	Interest Cost (net)	4,656	6,358	9,002	11,609	20,641

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	3,195	1,506	9,131	6,486	9,105

8	Exceptional Items: Expense / (Income)
	a. Interest on Income Tax Refund	—	—	—	—	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3 and 4)	3,195	1,506	9,131	6,486	30,933

10	Tax Expense	771	461	2,744	2,247	(17,385)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	2,424	1,045	6,387	4,239	48,318

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) from Ordinary Activities after Tax and Extraordinary Items (11 - 12)	2,424	1,045	6,387	4,239	48,318

(Rs. in lakhs)
	Particulars	Stand alone
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

14	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500

15	Paid up Debt Capital			232,917	284,855	263,891

16	Reserves excluding Revaluation Reserve	—	—	—	—	678,854

17	Debenture Redemption Reserve	—	—	45,734	10,250	45,734

18	Earnings Per Share (EPS)	0.85	0.37	2.24	1.49	16.95

	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)

19	Aggregate of public shareholding

	a. Number of shares	47,709,679	45,762,633	47,709,679	45,762,633	46,653,301
	b. Percentage of shareholding	16.74	16.06	16.74	16.06	16.37

20	Promoters and Promoter Group Shareholding a. Pledged / Encumbered - Number of Shares	26,700,000	30,000,000	26,700,000	30,000,000	34,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	12.30	13.82	12.30	13.82	15.67
	- Percentage of Shares (as a % of the total share capital of the Company)	9.37	10.53	9.37	10.53	11.93
	b. Non-encumbered - Number of Shares	190,328,873	187,028,873	190,328,873	187,028,873	183,028,873
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	87.70	86.18	87.70	86.18	84.33
	- Percentage of Shares (as a % of the total share capital of the Company)	66.78	65.62	66.78	65.62	64.22

21	Debt Equity Ratio			0.32	0.42	0.36

22	Debt Service Coverage Ratio (DSCR) #	1.66	3.32	0.82	3.85	3.84

23	Interest Service Coverage Ratio (ISCR) ##	4.25	3.52	4.45	3.98	4.01

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / (Interest on Long-Term Loans + Repayment of Long-Term Loans during the year)*

##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / Interest on Long-Term Loans*

*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

B. UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE

QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2010

(Rs. in lakhs)
	Particulars	Consolidated
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication and Other Services	296,066	272,048	584,516	528,215	1,102,556

2	Expenditure
	a. Network Costs	176,003	152,564	351,561	291,479	646,899
	b. Operating and Other Expenses	48,535	51,030	95,562	98,927	200,709
	c. Salaries and Related Costs	41,695	35,531	81,584	69,090	153,712
	d. Depreciation and Amortisation	38,761	34,848	77,047	67,316	151,080

	e. Total Expenditure (2a to 2d)	304,994	273,973	605,754	526,812	1,152,400

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	(8,928)	(1,925)	(21,238)	1,403	(49,844)

4	Other Income (net)	5,084	3,706	6,678	10,034	11,953

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	(3,844)	1,781	(14,560)	11,437	(37,891)

6	Interest (net)	13,968	13,174	27,296	23,769	52,056

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	(17,812)	(11,393)	(41,856)	(12,332)	(89,947)

8	Exceptional Items: Expense / (Income)
	a. Interest on Income Tax Refund	—	—	—	—	(21,828)

9	Profit / (Loss) from Ordinary Activities before Tax (7-8) (Refer note 3)	(17,812)	(11,393)	(41,856)	(12,332)	(68,119)

10	Tax Expense	1,356	2,735	3,807	6,039	(14,239)

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 - 10)	(19,168)	(14,128)	(45,663)	(18,371)	(53,880)

12	Extraordinary Items (net of Tax Expense)	—	—	—	—	—

13	Net Profit / (Loss) before Minority Interest and Associate Loss (11 - 12)	(19,168)	(14,128)	(45,663)	(18,371)	(53,880)

14	Minority Interest	2,727	2,269	5,231	4,246	8,860

15	Share in Loss of Associates	(4,909)	(3,695)	(9,057)	(6,942)	(14,754)

16	Net Profit / (Loss) (13+14+15)	(21,350)	(15,554)	(49,489)	(21,067)	(59,774)

(Rs. in lakhs)
	Particulars	Consolidated
		For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
		2010	2009	2010	2009	2010
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500	28,500

18	Reserves excluding Revaluation Reserve					404,266

19	Earnings Per Share (EPS)

	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)	(7.49)	(5.46)	(17.36)	(7.39)	(20.97)

20	Aggregate of public shareholding

	a. Number of shares	47,709,679	45,762,633	47,709,679	45,762,633	46,653,301

	b. Percentage of shareholding	16.74	16.06	16.74	16.06	16.37

21	Promoters and Promoter Group Shareholding a. Pledged / Encumbered - Number of Shares	26,700,000	30,000,000	26,700,000	30,000,000	34,000,000

	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	12.30	13.82	12.30	13.82	15.67

	- Percentage of Shares (as a % of the total share capital of the Company)	9.37	10.53	9.37	10.53	11.93

	b. Non-encumbered - Number of Shares	190,328,873	187,028,873	190,328,873	187,028,873	183,028,873

	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	87.70	86.18	87.70	86.18	84.33

	- Percentage of Shares (as a % of the total share capital of the Company)	66.78	65.62	66.78	65.62	64.22

21	Debt Equity ratio			1.96	1.52	1.61

23	Debt Service Coverage Ratio (DSCR) #	1.50	0.77	0.81	1.36	1.31

24	Interest Service Coverage Ratio (ISCR) ##	2.60	2.98	2.38	3.39	2.31

#	DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / (Interest on Long-Term Loans + Repayment of Long-Term Loans during the year)*

##	ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Depreciation + Interest on Long-Term Loans) / Interest on Long-Term Loans*

*	Loans having original maturity of more than 360 days are considered as Long-Term Loans.

C. Stand alone Business Segment Information:

	(Rs. in Lakhs)
	Stand alone
	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
Particulars	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services

Global Voice Solutions	24,884	30,073	49,987	64,187	124,780
Global Data and Managed Services	57,495	45,850	116,793	96,025	197,024

Total	82,379	75,923	166,780	160,212	321,804

Segment result

Global Voice Solutions	177	4,427	(914)	10,566	25,465
Global Data and Managed Services	44,807	35,951	91,713	74,236	147,890

Total	44,984	40,378	90,799	84,802	173,355

Less :

(i) Interest Cost (net)	4,656	6,358	9,002	11,609	20,641

(ii) Other Unallocable Expenses (net)	37,133	32,514	72,666	66,707	143,609

Profit / (Loss) before Taxes and Exceptional Items	3,195	1,506	9,131	6,486	9,105

Exceptional Expenses / (Income) (net)	—	—	—	—	(21,828)

Profit / (Loss) before Taxes	3,195	1,506	9,131	6,486	30,933

Tax Expense	771	461	2,744	2,247	(17,385)

Net Profit / (Loss) for the period after tax	2,424	1,045	6,387	4,239	48,318

D. Consolidated Business Segment Information:

	(Rs. in lakhs)
Particulars	Consolidated
	For the quarter ended September 30,		For the half year ended September 30,		For the year ended March 31,
	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication and Other Services

Global Voice Solutions	161,675	149,115	321,159	284,319	613,194
Global Data and Managed Services	113,942	105,336	225,041	210,795	420,541
Others	20,449	17,597	38,316	33,101	68,821

Total	296,066	272,048	584,516	528,215	1,102,556

Segment result

Global Voice Solutions	25,490	31,039	48,018	62,447	113,639
Global Data and Managed Services	83,200	76,905	164,350	153,643	300,543
Others	11,373	11,540	20,587	20,646	41,475

Total	120,063	119,484	232,955	236,736	455,657

Less :

(i) Interest Cost (net)	13,968	13,174	27,296	23,769	52,056

(ii) Other Unallocable Expenses (net)	123,907	117,703	247,515	225,299	493,548

Profit / (Loss) before Taxes and Exceptional Items	(17,812)	(11,393)	(41,856)	(12,332)	(89,947)

Exceptional Expenses / (Income) (net)	—	—	—	—	(21,828)

Profit / (Loss) before Taxes	(17,812)	(11,393)	(41,856)	(12,332)	(68,119)

Tax Expense	1,356	2,735	3,807	6,039	(14,239)

Net Profit / (Loss) before Minority Interest and Associate Loss	(19,168)	(14,128)	(45,663)	(18,371)	(53,880)

Minority Interest	2,727	2,269	5,231	4,246	8,860

Share in Loss of Associates	(4,909)	(3,695)	(9,057)	(6,942)	(14,754)

Net Profit / (Loss) for the period	(21,350)	(15,554)	(49,489)	(21,067)	(59,774)

Notes to Segments:

Effective April 01, 2010, the Company’s reportable business segments have been re-aligned into Global Voice Solutions, Global Data and Managed Services (GDMS) and Others to reflect change in the Company’s Business and Organization Structure. Accordingly, all network and managed services in the Company and its subsidiaries have been aligned to GDMS and Joint Ventures and Retail Business have been aligned to Others.

Revenues and expenses, which are directly identifiable to the segments, have been attributed to the relevant segments. The allocable enterprise expenses have been allocated on reasonable basis to the relevant segments. Segment result is segment revenues less segment expenses. Certain costs including depreciation which are not allocable to segments have been classified as “Other Unallocable Expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

E. Unaudited Balance Sheet as at September 30, 2010

					(Rs. in Lakhs)
Particulars	Stand alone			Consolidated
	As at September 30,		As at March 31,	As at September 30,		As at March 31,
	2010	2009	2010	2010	2009	2010
	(reviewed)	(not reviewed)	(audited)	(reviewed)	(not reviewed)	(audited)
SHAREHOLDERS’ FUNDS:

(a) Capital	28,500	28,500	28,500	28,500	28,500	28,500

(b) Reserves and Surplus	705,943	655,523	699,578	368,832	455,328	424,990

Loan Funds	232,917	284,855	263,891	778,017	737,275	730,866

Deferred Tax Minority Interest	16,730 —	14,110 —	17,511 —	18,705 618	18,487 532	19,812 575

Total	984,090	982,988	1,009,480	1,194,672	1,240,122	1,204,743

Fixed Assets	486,777	484,906	489,095	1,230,738	1,261,388	1,207,452

Investments	209,888	260,836	250,130	85,546	144,675	130,418

Goodwill on Consolidation				5,498	5,754	5,588

Current Assets, Loans and Advances

(a) Inventories	44	99	125	2,434	4,049	4,188

(b) Sundry Debtors	82,688	113,864	63,229	224,730	282,834	218,775

(c) Cash and Bank balances	3,415	6,968	11,086	24,942	35,970	28,411

(d) Other current assets	19,892	24,250	19,661	47,069	45,720	43,606

(e) Loans and Advances	377,994	339,602	375,037	316,567	263,447	319,194

Less: Current Liabilities and Provisions

(a) Liabilities	182,485	234,945	181,416	710,012	780,612	711,794

(b) Provisions	14,123	12,592	17,467	32,840	23,103	41,095

Total	984,090	982,988	1,009,480	1,194,672	1,240,122	1,204,743

Notes:

1.	The above results of the Company for the quarter and half year ended September 30, 2010 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on October 28, 2010.

2.	Other Income includes:

				(Rs. in Lakhs)
Net foreign exchange (gain)/loss	For the Quarter ended September 30,		For the Half year ended September 30,		For the Year ended March 31,
	2010	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
- Standalone	633	(388)	(390)	617	1,228

- Consolidated	(3,901)	298	(1,661)	(4,357)	1,653

3.	Profit from Ordinary Activities before tax for the quarter and half year ended September 30, 2010 includes Rs 2,654 lakhs (previous period Rs Nil) of Revenue from telecommunication services of previous period based on settlement with a carrier in the current quarter.

4.	Standalone Profit from Ordinary Activities before tax for the half year ended September 30, 2010 includes Rs. 2,560 lakhs (previous period Rs. Nil) of Revenues from telecommunication and Other services pertaining to previous periods. This has no impact on consolidated results.

5.	Effective April 01, 2010, the Company has changed its accounting policy for Financial Instruments for limited purpose of Hedge accounting. The effective portion of Mark-to-market loss on interest rate swaps for quarter ended and half year ended September 30, 2010 is Rs. Nil for standalone financial statements and Rs. 1,364 lakhs and Rs 3,112 lakhs respectively in consolidated financial statements which is recognized in Hedge Fluctuation Reserve.

6.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current period’s figures.

7.	Investor Complaint status:

Outstanding as on July 01, 2010	Total received during the quarter ended September 30, 2010	Total resolved during the quarter ended September 30, 2010	Outstanding as on September 30, 2010
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place	:	Mumbai.
Date	:	October 28, 2010